Exhbit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - February 28, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	4Q04 & Year 2004 Financial Results Call

CALGARY, Alberta - PetroKazakhstan Inc. (“PetroKazakhstan”) will be hosting a conference call to discuss its Fourth Quarter 2004 and full Year 2004 financial results that will be released at 9:30 a.m. Eastern time (7:30 a.m. Mountain time, 2:30 p.m. GMT) on Thursday, March 3, 2005.

The conference call will be held the same day at 11:00 a.m. Eastern time (9:00 a.m. Mountain time, 4:00 p.m. GMT). Those who wish to participate are invited to dial (416) 640-4127.

The conference call hosts will be Ihor P. Wasylkiw, Vice President Investor Relations, Bernard F. Isautier, President and Chief Executive Officer, Clayton J. Clift, Senior Vice President Finance and Chief Financial Officer, Mike Azancot, Senior Vice President Exploration and Development and Dermot A. Hassett, Vice President Marketing and Transportation.

Those who are unable to participate by telephone in person at the specified timemay listen in to the call via a live webcast feed which can be accessed from either PetroKazakhstan’s or Canada NewsWire’s websites. A recording of the conference call may be listened to in its entirety by calling (416) 640-1917 and specifying the code 21115390#. This recording will be available for one week until March 10th. The archived webcast will be available for one month until March 31st.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. Its shares also trade in Kazakhstan on the Kazakhstan Stock Exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com and Canada NewsWire’s website can be accessed at www.newswire.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)